May 30, 2008

Via Federal Express and EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Chris White, Branch Chief

Re:	SMF Energy Corporation
Form 10-K for the year ended June 30, 2007
Filed September 28, 2007
File No. 1-14488

Form 10-Q for the period ended December 31, 2007
Filed February 14, 2008

Dear Mr. White:

On behalf of SMF Energy Corporation (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 21, 2008, regarding the above-referenced filings.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to those comments in sequence.

Form 10-K for the year ended June 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

EBITDA—Non-GAAP Measure, page 25

Comment: We note your response to our prior comment 1. Your disclosure states you believe EBITDA provides useful information to investors because it excludes transactions not related to the core cash operating business activities. Please provide more substantive disclosure regarding your reasons why you believe this non-GAAP measure is useful to investors. Further, tell us why providing a measure related to the core cash business activities is considered a performance measure and not a liquidity measure. For your reference, please see Question 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (FAQ) on our website at www.sec.gov. Finally, please see Question 14 of the FAQ in regards to the naming of your measure. The title EBITDA should be used only when it represents the common definition used.

Securities and Exchange Commission
May 30, 2008

Response: Like many other companies, the Company believes EBITDA provides useful information regarding its performance because it isolates the operating results without regard to its financing methods, capital structure or the historical cost basis of its assets. As a result, this measure provides investors with a helpful tool for comparing the operating performance of the Company with the performance of other companies that have utilized different financing methods, have different capital structures and different operating assets. In addition, by removing the arbitrary and sometimes subjective judgments that are incorporated into calculating depreciation and amortization, such as useful lives, residual values or the varying methods of depreciation, EBITDA provides a better sense of the operating performance of the Company, particularly considering the life spans of some of its operating assets, which in many cases are up to 25 years. It should be noted that the Company has consistently received feedback from investment bankers and other members of the investment community, from its financial advisors, from investors and from its primary lender to the effect that the Company’s EBITDA measure is a useful tool for analyzing the underlying performance of the Company.

The Staff’s continuing concern about whether the Company is using EBITDA as a liquidity measurement may stem from the Company’s use of the term “core cash business activities.” As a service business delivering fuel, lubricants, chemicals and other products to its customers on a cost plus basis, the Company believes the most fundamental measure of its current operating performance is whether its total cash revenue from the sale of its products and the related service charges meets or exceeds the out of pocket cash costs it incurs in purchasing, handling and delivering those products to its customers. As the Company explains in the Form 10-K, it is this simple equation that the Company is trying to provide to investors when it provides its EBITDA measure in periodic filings—an evaluation of the cash performance of the Company’s operations, isolated from the Company’s substantial interest burden and from the non-cash impact of depreciation, amortization and stock based compensation expenses that are not directly connected to that performance.

Moreover, the Company does not believe that this evaluation of its core cash business activities should be confused with cash flow measurements provided in a cash flow statement. All cash outlays or inflows, including capital expenditures, debt service payments, or capital raises via stock or debt should be considered when evaluating the liquidity of the Company. Since these items are excluded from any EBITDA calculations, the Company does not believe it is reasonable to consider EBITDA a liquidity measurement. Additionally, with respect to liquidity and the statement of cash flows, the Company’s business today is sensitive to fuel market price fluctuations, which cause swings in the Company’s accounts receivable and accounts payable balances due to the timing differences between paying fuel suppliers versus collecting from customers. This timing differential is typically bridged by our bank line of credit and therefore affects availability. Once again, these items are not included in the EBITDA calculation, confirming that it would not be fairly used as a liquidity measure.

Needless to say, the Company’s inclusion of its EBITDA measure is supplemental to, and not a replacement for, its GAAP financial statements. The Company believes that those GAAP financial statements fairly account for all of the Company’s cash and non-cash expenses, which are extensively analyzed in the Management’s Discussion and Analysis section, as are various measures of liquidity, cash flow and other relevant GAAP measures. In light of the depth of this disclosure and analysis concerning the various GAAP measures, the Company believes that it is reasonable and appropriate to provide additional disclosure concerning a non-GAAP measure like EBITDA, especially since that information would otherwise not be available to investors seeking to better understand its current operating performance.

Securities and Exchange Commission
May 30, 2008

In its filings, the Company has not directly addressed all five of the disclosures for non-GAAP measures cited in Question 8 of the FAQ, namely:

--the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
--the economic substance behind management's decision to use such a measure;
--the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
--the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
--the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

While the Company believes that it has, in its filings and its responses to the Staff concerning this issue, provided adequate disclosure concerning the issues raised by these disclosures, it did not separately address each item as suggested by the Staff in the FAQ. The Company’s failure to do so may be attributed to its own perception of the widespread understanding and acceptance of EBITDA as a measure of core operating performance, both in the business world and the investment community. Nevertheless, if and to the extent that the Company provides disclosure concerning EBITDA or any other comparable non-GAAP measure in its future filings, the Company hereby undertakes to specifically address each of the five items cited in Question 8 of the FAQ with respect to its use of any such measure.

As previously noted, the Company prominently disclosed the components of its EBITDA measure in the Form 10-K, noting that “[a]ll companies do not calculate EBITDA in the same manner, and EBITDA as presented by SMF may not be comparable to EBITDA presented by other companies. Nevertheless, the Company acknowledges the Staff’s position, as stated in the answer to Question 14 of the FAQ, that the term “EBITDA” should not be used for measures that are defined differently from that recited in the adopting release for Regulation G. As a result of the Staff’s comment, in the future, if the Company elects to continue using its own definition of EBITDA, it will use a title other than EBITDA for that measure.

Closing Comments.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the Company’s President, Richard Gathright, at (954) 308-4175 or the undersigned at (303) 892-7484 if you have any questions concerning the Company’s responses.

Sincerely, /s/ S. Lee Terry, Jr. S. Lee Terry, Jr. for DAVIS GRAHAM & STUBBS LLP

Enclosures
cc:	Richard Gathright
Bob Carroll
Kim Calder